Members of the P&F Compensation Committee
Mr. Kenneth Scheriff, Chairman
Mr. Jeffrey Franklin, member

(and Board of Directors)


--via e-mail--

January 9, 2012

Dear Messrs. Scheriff and Franklin:

Yes, you made some changes, in the renewal of Richard Horowitz's employment agreement, that are certainly improvements from the old contract. You reduced
the employment term from 5 years to 3.   The "target" bonus percentage was
reduced from 90% to 50%, and a  maximum bonus of 150% was added, versus none
before.   You've changed the "termination for cause" provision to require action on just the part of the independent directors, as opposed to the entire board. Finally, you removed a previous clause that, heretofore, stripped the board of its self-respect, and put it in a "financial headlock," in allowing Mr. Horowitz to depart the company for "good reason," and collect an avalanche of golden parachute payments, merely if the board had the audacity to choose a different chairman...

But you failed in the most important area...and that is "base pay." Yes, the reduction from a $975,000 base to a $650,000 base will save approximately 9 cents per share, pre-tax, annually. But if you expect to be congratulated, in going from the obscene, to the merely unseemly...I'm not going to do that.

I find it interesting that you, the two members of the P&F Compensation Committee, took it upon yourselves to dramatically err on the side of AGAIN overpaying Mr. Horowitz. (Why not consider underpaying, for a wholesome change...or seeking a qualified replacement, willing to work for less, or explore the possible sale or breakup of the company, sans Horowitz, in order to maximize value for ALL shareholders? Were any of these things a consideration??) More ominously, the board has made it clear, through its silence to my demand that you release the peer company group utilized in your "analysis," that it intends to continue to stonewall, to decline to provide transparency, and to defy legitimate efforts by major outside shareholders to "bear witness," and subject your decision making process to appropriate and
necessary scrutiny.  The implication to me is obvious:   YOU HAVE SOMETHING TO
HIDE.

One would think both of you would INSIST that the board release the peer group comparison companies, so that there is no questioning of your integrity...simply reflecting the fact that the amount of Mr. Horowitz's base pay, under your new regimen, remains roughly DOUBLE what it should be, based upon not just my previous peer group work, but the work of the respected proxy
advisory firm, Proxy Governance.   Proxy Governance had stated, in 2010, that
Mr. Horowitz's overall pay was more than TRIPLE peer group norms. (Unlike the P&F board, both I, and Proxy Governance, actually released the peer groups we used.)

Mr. Horowitz's base salary was reduced by exactly one third, from $975,000, to
$650,000.   Yet, P&F's revenues for 2011 are  anticipated to be down by nearly
50%, from the $112 million achieved in 2006, the year prior to the signing of
the previous  compensation agreement.   Furthermore, should P&F's pre-tax
income from continuing operations be somewhere on the order of $2.5 million for 2011, that would represent an approximate 60% decline from the $6.5 million achieved in 2006. IF SALES ARE DOWN NEARLY 50%, AND PRE-TAX PROFITS FROM CONTINUING OPERATIONS ARE LIKELY TO BE DOWN OVER 60%, WHY WAS MR. HOROWITZ'S BASE PAY ONLY REDUCED BY 33%?

Has Mr. Horowitz shown "exemplary" performance, and creation of shareholder value, the last 5 years (or last 15 years, for that matter), to justify a
"double peer" compensation arrangement?   Do you realize that P&F's common
stock is trading at basically NO HIGHER than it was, 15 years ago, when he fully took the reins, and that our company's compound annual revenue growth,
over that  same time period, averages a meager 2%?   If someone has not
outperformed, for a period of 15 years, WHAT BASIS IS THERE to expect that they will, in the future, such that it is justified in paying them TWICE the
peer group norms?   Was this part of your  consideration in evaluating Mr.
Horowitz's "worth" to the company??   Did you put MY, and Proxy Governance's,
peer group companies  "into the mix"?

The proper number for this company's CEO would have been $500K, "all in" (bonus and "extras" included), in a typical year (assuming a 10% fully taxed ROE), and not a penny more. It should be noted that if you set the base too high (as you sedulously did), you end up giving away the store, in terms of not just excess base pay, but excessive bonuses, to boot (since the bonus is set as a percent of the base pay). Is this what you were seeking to accomplish?

It seems clear to me that the reduction in base pay was an arbitrary, one-third reduction that had little to do with an appropriate "from the ground up"
analysis.   More likely, in your negotiations, you were "gunning" for a result that you "needed" to reach, in  order to keep "hizzoner" (grudgingly) happy.

Let me explain to you the considerations that are NOT appropriate or relevant to determining a pay package for a renewal of Mr. Horowitz, that I have every reason to fear, suspect, and believe WERE considerations for this compensation committee:

1) Whether or not Mr. Horowitz can "afford" a reduction of "more than 1/3" to his base pay.

2) Whether or not a reduction of "more than 1/3" would "offend" or "alienate" Mr. Horowitz, or cause him duress.

3)  Whether or not Mr. Horowitz's "lifestyle needs," or zip code of residence,
"calls for" a higher pay package.   IMPORTANT:    We're not responsible for
funding, being loyal to, or having explicit sympathy towards Mr. Horowitz's lifestyle choices.

4)  The fact that Mr. Horowitz's family name "founded" the company.

5) The fact that Mr. Horowitz owns approximately one-third of the company's common stock.

6) Whether or not Mr. Horowitz's "wealth rebuilding needs" (as a result of his unfortunate losses at the hands of Bernard Madoff) "call for" above peer pay, out of "sympathy."

7) The belief that, with a certain outside shareholder presenting a peer group that suggested $300K as an appropriate base pay amount, that "compromising," and adding Horowitz's prior $975K base pay, and $300K, and dividing by two, is the best way to "ride the fence," and neither show excessive favoritism towards the outside shareholders (and Proxy Governance), nor too much favoritism towards Mr. Horowitz.

8) Management's "fear" that a full reduction, by 2/3, in Mr. Horowitz's base pay, to a level truly on par with bonafide peers, would, by implication, make the board look negligent at best, or fiduciarily breaching, at worst, in its previous compensation regimes (i.e. "gradualism," in a scaling down of Mr. Horowitz's pay package, represents "better optics").

9) The belief that since there are very few direct public comparables for P&F...that the compensation committee can readily err on the high side "with impunity."

This CEO has NOT been an asset to P&F, historically; on the contrary, he's been
a "ball and chain" on the Street's valuation of our  company.    While you
choose to ignore it, Mr. Horowitz's value is compellingly EVIDENCED in the fact that our company, for much of the last 15 years (and currently), has been worth more as a collection of assets (for its breakup value), than as a going concern
(i.e. the "Horowitz discount").   You full well know that, because you, and
EVERY SINGLE ONE of the other "legacy" directors,  abjectly REFUSE to buy common stock for your own accounts....because, in my view, you evidently see it as a POOR investment for yourselves, and see limited prospects for long term value creation. Therefore, your own beliefs about the company's worth, UNDER MR. HOROWITZ, directly contradict the ultra high value you allege to ascribe to
his services, in your work on the compensation committee.   That's RANK
hypocrisy.   (Perversely, outside investors, such as myself, who have the
"luxury" of shareholder activism, see more possibility in "unlocking" the value of P&F, through genuine hard work, than its own legacy board members, who have historically, until very recently, been either too feckless, too complacent, too disinterested, or too loyal to Mr. Horowitz, to take on the role of "righting the ship," and ensuring that the entity is managed with value creation for ALL in mind.)

Alas, that is what we keep coming back to with the broader P&F board. While it certainly has improved from the "Dark Ages" (and I can't tell you how much I'd prefer to be cheering you on, right now, rather than having to criticize you), I have found this board (with the exception of Mr. Brownstein, who I place no judgement on, either way) to be distinctly lacking in trustworthiness, credibility, and integrity, vis a vis its overall dealings with Mr. Horowitz. Three of the legacy board members (Utay, Franklin, and Scheriff), while independent, were, in my estimation, simply "board sitters," who, until very recently, took their measly board pay, and did pretty much nothing, in exchange, to OVERSEE. Four of the other legacy directors (Solomon, Goldberg, Dubofsky, and Kalick) were (and are) cronies of Mr. Horowitz, who actively, and systematically, sought to advance Horowitz's interests, at the expense of the broader shareholder base, simply for the fact that it "pleased" Mr. Horowitz. All 7 of the legacy directors, historically, deferred to Mr. Horowitz, and his desires...as evidenced by 1) bylaws, 2) compensation clauses, and 3) an appallingly conflicted (former) compensation committee, that, in all 3 cases noted, your outside shareholders had to SHAME you into throwing out. Why did all of this happen? Because, tragically, for many years, no outside shareholders (except, perhaps, for one lone, noble "activist" fund) seemed to care. But why should the board of a company have to be "forced" to fulfill its job of proper oversight of an executive? Doesn't its job exist, APART from whether its feet are being held to the fire?

I respectfully submit that YOU ARE NOT CREDIBLE in the outcome you came up with, for Mr. Horowitz's base pay. While admittedly less egregious than in the past, said amount continues to represent an excessive, unnecessary, and inappropriate transfer of wealth from the entire shareholder base, to Mr. Horowitz. But, with the pitifully low share ownership of MOST board members (including both of you), you really have no basis to be VESTED in caring about that, do you? Which is why I asked you to put me on the board a couple years ago. Because, unlike you, when I tell the outside shareholder base that a process involving a renewal of an executive's contract was "robust," the outside shareholder base would have a basis to BELIEVE what I say. Such is NOT the case with you...since you have NO investment to protect. Considering how each of you has been on the board for at least 6 years, and NEITHER of you own ANY common shares outright, and ESPECIALLY considering that you had the chance to buy shares at "bargain basement" prices, in 2009-2010, I think that is shameful and reprehensible.

There is simply NO reason why you wouldn't release the peer company comparison group, in order to REASSURE our company's shareholders...unless you are AFRAID of the impression it would create. As far as I'm concerned, your reputations are at stake. Your trustworthiness. Your credibility. Your legitimacy as fiduciaries. I hope you will give that all due consideration. I should also point out that I consider your stance on this matter to be a "disqualifier" for a renewal of your service on the board. Simply put, if you are not willing to show accountability for your decisions, should you run again, I will not be able to support you. (Yes, this issue is THAT important.)

The board needs to get past this manifest desire to hide, to dissemble, to
obfuscate....to evade, to duck, to bob, and weave.  I've witnessed all of that, breathtakingly, in the last 2+ years...in person, and in writing. It's unseemly, it's incriminating, and its odious...especially considering our company's history as a "poster child" for poor corporate governance, and licentious executive compensation. Sunlight is the most effective disinfectant. It's time to open the shutters, as a matter of transparency, and self-respect.

We probably wouldn't need to be talking this way, if you would have put me on the board of directors, as I had requested (I would have had a right to inspect the materials I now seek, and would have been "kept privy" of all the goings on at P&F), or if, at last year's annual meeting, you simply would have at least had the decency of adding ONE new independent director, and/or had even ONE of the "crony" directors step down, to show ongoing progress. But you didn't do that. You'll understand if my supposition is that Mr. Horowitz, with an expiring compensation agreement, wanted to do everything he could to continue to "lord over" this board, maintaining as much influence as possible, in order to ensure NO CONSIDERATION would be given to replacing him as CEO...even if he held out for an excessive compensation demand. Is THAT why nothing further happened, this last proxy cycle, to clean up our company's board?

I greatly resent the fact that your failure, and the broader board's failure to act, in a more compelling way, to establish your bonafides as fiduciaries, has made me feel helpless, and necessitated my bringing these issues back into the public sphere...most uncomfortable and distasteful for me...considering I own 8.1% of our company, and want to see it thrive and prosper, without
embarrassment, or public "fights."   I TOLD you as such, in private, but
instead of meeting me half way, you (in this case, the entire board) continue to alternate between "circling the wagons," and taking baby steps. It is, quite frankly, infernally frustrating.

It's clear that there's more work to be done at P&F, to clean up its
governance, and its reputation.  Please DO it...or step aside.   Those of us
who actually have material ownership positions in the company are intensely interested in having value created for us. (It's OUR company.) The foundation of that is a governance structure that "reeks" of integrity, and transparency.
Please remember, going forward, who you work for.  (Hint:   It's NOT Richard
Horowitz.)

Respectfully,


Timothy J. Stabosz

P.S.: Just so it's clear, the foregoing are all MY interpretations and opinions and "take" on the relationship of our company's board members to the
company itself, and to Mr. Horowitz.   I'm sure others would have different
opinions...or self-deceptions, for that matter. They are obviously entitled to them.